Ark
Therapeutics

RECEIVED
2004 NOV -5 A 10: 49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

1 November 2004

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

04045966

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

N.J.C. Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

dlw 11/8

London Kuopio

Registered Office:
1 Fitzroy Mews, London, W1T 6DE, UK
Registered in England 4313987

ARK THERAPEUTICS GROUP PLC

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE SEPTEMBER 1, 2004**
1.1	Return of Allotment of Shares dated October 12, 2004
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE SEPTEMBER 1, 2004**
	Miscellaneous Notifications filed with The London Stock Exchange
2.1	Announcement dated October 18, 2004 regarding Director Shareholding

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	10	2004			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2750		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

82-34804

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	2,750
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed N.J.C. Plummer. **Date** 12/10/2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICK PLUMMER
1 FITZROY MEWS, LONDON ~~SW~~ W1T 6DE
Tel 020 7388 7722
DX number DX exchange

Regulatory Announcement

- Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Director Shareholding
Released	16:25 18-Oct-04
Number	1917E

RNS Number:1917E
Ark Therapeutics Group PLC
18 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF DIRECTOR

DAVID PRINCE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount of stock disposed

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

26 MAY 2004

18) Period during which or date on which exercisable

EXERCISABLE IN THREE EQUAL ANNUAL INSTALMENTS BEGINNING 26 MAY 2005. OPTIONS LAPSE ON 26 MAY 2014.

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

150,000 ORDINARY SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£1.33 PER SHARE

22) Total number of shares or debentures over which.options held following this notification

150,000 ORDINARY SHARES

23) Any additional information

24) Name of contact and telephone number for queries

Nick Plummer
General Counsel & Company Secretary
+44 (0)20 7388 7722

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 15 October 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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